Exhibit 99.3

Procedural Rules of the Board of Directors of China
Southern Airlines Company Limited

Chapter 1 General Provisions

Article 1	In order to further define the terms of reference, regulate the internal structure and operational procedures, ensure the efficiency and scientific decision-making and optimize the function of the Board of Directors as a major decision making body, the Company formulated these Procedural Rules in accordance with the “Company Law of the People’s Republic of China”, the “Code of Corporate Governance for Listed Companies in China”, the “Articles of Association of China Southern Airlines Company Limited” and other relevant laws and regulations.

Chapter 2 Directors

Article 2	A person shall be qualified to be a director if:

(1)	he is a natural person;

(2)	he complies with the national laws and regulations;

Article 3	A person shall be disqualified from being a director of the Company in any one of the following circumstances:

(1)	The individual has no or restricted capacity to civil liabilities;

(2)	A period of five years has not yet elapsed since the penalization on conviction of corruption, bribery, unauthorized taking of properties, misappropriation of properties or disrupting social and economic order; or a period of five years has not yet elapsed since being deprived of political rights for commission of offences;

1

(3)	A period of three years has not yet elapsed since the completion of the liquidation of any company or enterprise which was insolvent due to unsound business operation and management and where the person acted as a director, factory manager or manager of such company or enterprise and was personally liable for such insolvency;

(4)	A period of three years has not yet elapsed since revocation of the business license of a company or enterprise due to illegal business operations where the person was the legal representative of such company or enterprise and for which he was personally liable;

(5)	The person is personally liable for a substantial loan which was due for payment but remains unpaid;

(6)	The person is a civil servant;

(7)	The person has been involved in criminal offences subject to investigation by judicial authorities and the case has yet been settled;

(8)	The person is prohibited from acting as a director, supervisor or senior officer of an enterprise by virtue of laws or administrative regulations;

(9)	The person is not a natural person;

(10)	A period of five years has not yet elapsed since the person was adjudged by the relevant governing authority to be guilty of contravention of provisions of securities regulations involving fraud or dishonesty;

(11)	Currently being barred by the China Securities Regulatory Commission from participating in the securities market;

(12)	Other stipulations of laws, administrative regulations or departmental rules.

2

If the Company elects and appoints a director in breach of this Article, such election, appointment or engagement will be void. Any director who falls within one of the above categories during his term of service will be removed by the Company.

Article 4	Directors shall be elected or and replaced at a shareholders’ general meeting and their terms shall be three years, The term of office for a director (including a director nominated to fill a casual vacancy of the Board of Directors) shall commence from the date of passing of the relevant resolution at a shareholders’ general meeting to the date of expiry of the then Board of Directors. Upon the expiry of his term, a director shall be eligible for re-election. Where no new appointment is made upon expiry of the term of a director, the original director shall, prior to the new director entering on the office, continue to perform his duties as a director in accordance with the provisions of laws, administrative regulations, departmental rules and these Articles of Association. The post of a director may be performed concurrently by the general manager or other senior management personnel, to the extent that the number of such directors performed concurrently by the shareholders’ general manager or other senior management personnel as well as staff representatives shall not be in aggregate more than one-half of the total number of directors of the Company.

Article 5	The Board of Directors and shareholder(s) who individually or jointly hold(s) 5% or more of the voting rights of the Company shall have the right to nominate candidates as directors subject to an election at the shareholders’ general meeting. Shareholder(s) who individually or jointly hold(s) 1% or more of the voting rights of the Company may nominate candidate(s) as independent director(s) to be approved at a shareholders’ general meeting after consideration by the Board of Directors.

3

The candidates nominated as directors shall meet to the following criteria:

(1)	The candidates shall comply to the requirement of relevant laws, regulations, the Articles of Association and these Procedural Rules, and ensure the effective discussion at the Board meetings in order to make careful and scientific decisions promptly.

(2)	The candidates shall have all required skills, knowledge and quality to perform their own duty.

(3)	The candidates so elected shall contribute to a reasonable and professional structure of the Board of Directors.

Article 6	Written confirmation shall be given by the candidates for election as directors not later than seven days prior to the holding of shareholders’ general meeting to indicate the willingness of the candidates to be nominated, and confirm the information of the candidates publicly disclosed are true and complete, and that the candidate will faithfully discharge his duties as a director if he is elected.

The Company shall disclose the detailed information of the candidates not later than seven days prior to the holding of shareholders’ general meeting to ensure the shareholders have sufficient understanding of the candidates at the time of election.

Article 7	The election of directors shall be based on a cumulative voting system. During the election, each share held by shareholders attending the general meeting shall have the same voting rights as the number of director’s candidates. Each shareholder may cast all his votes for a single candidate or spread his votes among different candidates, provided that the cumulative votes cast shall not exceed the total number of votes held by such shareholder. The directors shall be elected according to the number of votes cast for them. The number of votes obtained by the director’s candidates shall exceed half of the voting rights represented by the persons attending the shareholders’ general meeting.

4

Article 8	An employment contract shall be signed between the Company and the directors, specifying the rights and obligations of the Company and the directors, the term of office of directors, the responsibilities to be assumed by directors for violating the laws, regulations and the Articles of Association, the compensation to be made due to the early termination of contract by the Company.

Article 9	The directors enjoy the following rights:

(1)	They shall attend the Board meetings and exercise the voting rights;

(2)	They shall act on behalf of the Company according to the Articles of Association and as requested by the Board of Directors;

(3)	They shall handle the business of the Company according to the Articles of Association and as requested by the Board of Directors;

(4)	The directors shall exercise the rights delegated by the Company in a cautious, conscientious and diligent manner to ensure that:

1.	the Company’s commercial activities are in compliance with laws, regulations and the requirements of all economic policies of the State;

2.	they shall treat all shareholders equally;

3.	they shall read carefully the business and financial reports of the Company to timely understand the operational and management conditions of the Company;

5

4.	they shall exercise the lawfully-authorized disposal right concerning the management of the Company and be free from the manipulation of the other individuals; they shall not transfer their disposal right to any other individual without the requirement of the laws, regulations or the knowingly authorization of the Board;

5.	they shall be subject to the lawful supervision and reasonable recommendations from the supervisory committee regarding their performance of duties and responsibilities.

Article 10	The directors shall perform the following duties:

(1)	The directors shall comply with the laws, regulations and the Articles of Association, perform their official duties faithfully and protect the Company’s interests. The directors shall act in the best interests of the Company and shareholders if there are conflicts between his own interests and the interests of the Company and shareholders, and ensure that:

1.	they actively participate in the relevant trainings to understand the rights, obligations and duties of directors, and the relevant laws and regulations and the required knowledge as a director;

2.	they shall perform their duties honestly and faithfully in accordance with the best interests the Company and its shareholders;

3.	they shall ensure that they have sufficient time and ability in efficiently discharging their duties;

4.	they shall attend Board meetings earnestly and responsibly and clearly express their opinions on the transacted business;

5.	they shall comply to the relevant laws, regulations and the Articles of Association and exercise powers within the scope of his powers and not to exceed those powers and strictly fulfill the undertakings made publicly;

6

6.	Except in accordance with the Articles of Association or with the informed consent of the shareholders given in shareholders’ general meeting, they shall not enter into any contract or transaction with the Company;

7.	they shall not use insider information for his own benefit or benefit of others;

8.	they shall not run their own business or business of other individuals which is the same as the Company’s business, nor engage in the activities that would incur losses to the Company;

9.	they shall not abuse their authority of office to take bribes or other illegal income;

10.	they shall not misappropriate the capital of the Company or lend such funds to others;

11.	they shall not use their position to expropriate the Company’s property for themselves or others;

12.	without the informed consent of shareholders given in shareholders’ general meeting, they shall not accept commissions in connection with the Company’s transactions;

13.	they shall not open accounts in their own name for the deposit of the Company’s assets;

14.	they shall not provide a guarantee for debts of a shareholder of the Company or other individual(s) with the Company’s assets;

15.	they shall not gain for themselves commissions in transactions of the Company;

7

16.	Unless otherwise permitted by informed shareholders in shareholders’ general meeting, a director shall not disclose the confidential information acquired by him in the course of and during his tenure, save that disclosure of such information to the court or other governmental authorities is permitted if disclosure is made under compulsion of law, the interests of the public require disclosure or the interests of such director require disclosure;

17.	Where the Board resolutions violate any laws, regulations, or the provisions of the Articles of Association and cause loss to the Company, the directors involved in the resolutions shall be liable for compensation. However, if a director can prove that he had expressed his opposition to such resolution when it was put to the vote, and such opposition is recorded in the minutes of the meeting, the director may be relieved of such liability;

The income obtained by any directors in violation of this Article shall be retained for the benefit of the Company.

(2)	The directors shall obey the following operational rules:

1.	they shall participate in the meetings of the Company according to the time of holding the meetings and exercise the voting rights pursuant to the requirements;

2.	they shall establish relationship among themselves which is in the interests of the Company;

3.	The directors shall only transact businesses in the form of Board meetings and their opinion made publicly shall be consistent with the conclusions drawn by the Board of Directors and the information disclosure requirements of the Company. They shall not express opinions different from the conclusions drawn by the Board of Directors without permission;

8

4.	they shall ensure that the Board of Directors could keep contact with themselves at all times;

5.	they shall observe other operational rules of the Company.

(3)	Without stipulation by the Articles of Association or lawful authorization by the Board of Directors, no director shall in his own name act for the Company or the Board of Directors. Where a director acts in his own name but a third party reasonably believes that such director is acting for the Company or the Board of Directors, such director shall declare in advance that he is not acting on behalf of the Company.

(4)	Where a director or other enterprises where he worked directly or indirectly had connected relationship in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company (other than his service contract with the Company), he shall declare the nature and extent of such relationships to the Board of Directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the Board of Directors.

Unless a director who has connected relationship discloses his interests in accordance with this Article and the contract, transaction or arrangement is approved by the Board of Directors at a meeting in which such director is not counted in the quorum and has abstained from voting, the contract, transaction or arrangement in which such director had connected relationship may be revoked at the instance of the Company except as against a bona fide third party thereto.

Where the Board of Directors votes on matters as required by this Article, the directors who had connected relationship shall be abstained from voting. However, such directors are allowed to provide necessary explanation in respect to the above matters to the Board of Directors.

9

Article 11	Where a director of the Company gives to the Board of Directors a general notice in writing stating that, by reason of the facts specified in the notice, he is interested in contracts, transactions or arrangements of any description which may subsequently be made by the Company, that notice shall be deemed for the purposes of Article 10 of these Procedural Rules to be a sufficient declaration of his interests, so far as the content stated in such notice is concerned, provided that such general notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration on behalf of the Company.

Article 12	The directors who attend the shareholders’ general meeting shall answer the enquiries made by the shareholders.

Article 13	The directors shall not obstruct the supervisory committee or supervisors from exercising their powers and shall provide the facts and information as required by the supervisory committee;

Article 14	A director may resign before the expiration of his term. The resigning director shall tender resiguation to the Board of Directors in writing.

Article 15	If a director’s resignation results in the number of directors constituting the Board of Directors to fall below the quorum or less than two-thirds as required under the Articles of Association, the notice of resignation of such director shall become effective only when the vacancy arising from his resignation has been filled by a new director. The Chairman of the Board of Directors shall invite the remaining directors to convene an extraordinary general meeting as soon as possible to elect a new director. The power of the resigning director and the Board of Directors consisting of the remaining directors shall be subject to due restrictions until the shareholders’ general meeting has made a resolution in respect of the re-election of a director to fill the vacancy. Where a director leaves the Company before expiry of his term of office, he shall compensate the Company for any losses arising from his unauthorized resignation.

10

Article 16	Upon the resignation taking effect or the expiry of the term of office of a director, the fiduciary duties owed by such director to the Company and the shareholders will not be released before or within the term of contract after the resignation takes effect and within a reasonable period upon the expiry of his term of office. The obligation of confidentiality of such director in relation to the trade secrets of the Company remains effective after the term of such director ends until such trade secrets become public information. The continuity of other obligations shall be determined on the principle of fairness, and dependent on the length of time between the incident occurs and the resignation, as well as the conditions and circumstances under which the director terminates his relationship with the Company.

Article 17	The directors shall have the following obligations:

(1)	The directors shall bear the losses of the Company arising from any serious mistake in major investment decisions made by the Board of Directors;

(2)	Where a director violates the laws, administrative regulations or the Articles of Association and causes losses to the Company in performing his duties, such director shall assume the economic liabilities or legal liabilities;

11

(3)	Directors shall be responsible for the resolutions of the Board meetings. Where a resolution of the Board meeting causes serious losses to the Company, the directors who took part in such a resolution shall be liable to compensate the Company. However, if a director can prove that he had expressed his opposition to such resolution when it was put to the vote, and such opposition is recorded in the minutes of the meeting, the director may be relieved of such liability.

Article 18	The Company shall not in any manner pay taxes for the directors. A director shall not be required to hold any shares of the Company.

Article 19	The supervisory committee is responsible for monitoring the directors when they perform their duties and make recommendations at the general meetings for the rewards and punishment given to the directors with reference to their performance.

Article 20	The Board of Directors or its remuneration and assessment committee is responsible for formulating the assessment standards and carrying out assessment of the directors. When the Board of Directors or its remuneration and assessment committee evaluates the performance of the directors or discusses their remunerations, such directors shall not participate in the meeting.

Chapter 3 Independent Directors

Article 21	An independent director shall meet the following requirements:

(1)	He shall be qualified as a director of a listed company according to the laws, administrative rules and other relevant rules of the jurisdiction where the Company’s shares are listed;

(2)	He shall have the basic knowledge of operating a listed company, and is well acquainted with the relevant laws, administrative rules and other rules and regulations;

(3)	He shall have at least five years of experience in the legal or economic field, or other experience necessary for performing his duties as an independent director;

12

(4)	Other conditions set forth in the Articles of Association.

Article 22	The following persons shall not be independent directors of the Company:

(1)	Persons who are employed by the Company or its subsidiaries, or direct and close relatives thereof (direct relatives refer to spouses, parents, and offspring, and close relatives include siblings, father-in-law and mother- in-law, daughter-in-law and son-in-law, brother-in-law and sister-in-law, and the siblings of the spouses);

(2)	Natural persons who directly or indirectly hold more than 1% of the Company’s issued shares, or who are among the top ten shareholders of the Company, and direct relatives thereof;

(3)	Persons employed by Company shareholders which directly or indirectly hold more than 5% of the issued shares of the Company or are among the top five shareholders of the Company, and direct relatives thereof;

(4)	Persons who fell under any of the above three categories in the preceding year;

(5)	Persons who provide financial, legal or consultation services to the Company or any of its subsidiaries;

(6)	Other persons specified in the Articles of Association;

(7)	Other persons authorized by the China Securities Regulatory Commission.

Article 23	The independent directors shall have the following special powers, in addition to those powers granted by the Company Law and other relevant laws and regulations to directors:

13

(1)	Approve connected transactions the aggregate consideration of which is in compliance with the relevant provisions of the existing Listing Rules and other supervisory regulation in places where the Company is listed and approve the engagement or removal of accounting firms before putting forward the same for discussion by the Board of Directors;

Before the independent directors make a judgment, they may hire an intermediary to issue an independent financial adviser report, which forms the base of their judgments.

(2)	Propose to the Board of Directors with respect to engaging or removing accounting firms;

(3)	Propose to the Board of Directors with respect to the convening of extraordinary general meetings;

(4)	Propose the convening of Board meetings;

(5)	Engage external auditing firms or consultancy firms;

(6)	Publicly solicit and collect proxies before the convening of shareholders’ general meetings.

Independent directors shall obtain the consent of more than half of all the independent directors in exercising any of the above powers, of which the power referred to in clause (v) of this Article shall be agreed by all independent directors.

Article 24	In addition to the above duties, independent directors shall provide their independent opinions to the Board of Directors or the shareholders’ general meeting on the following matters:

(1)	Nomination, appointment and removal of directors;

(2)	Appointment and dismissal of senior administrative officers;

(3)	Remuneration of directors and senior administrative officers;

(4)	Newly occurred connected transactions, loans and other forms of fund transfer between the Company and its shareholders, actual controllers or their affiliates, the aggregate amount of which is in compliance with the relevant provisions of the existing Listing Rules and other supervisory regulations in places where the Company is listed, and whether the Company has taken effective measures to collect the amounts due;

14

(5)	Matters which the independent directors consider that may prejudice the interests of the minority shareholders;

(6)	When the Board of Directors does not put forward a cash distribution plan;

(7)	Matters relating to security provided to external parties by the Company;

(8)	Other matters as stipulated in the Articles of Association.

The independent directors shall choose to provide any of the following opinions in respect of the above matters: (1) agree; (2) reserve opinion and the reasons therefor; (3) dissent and the reasons therefor; (4) unable to comment and the reasons therefor.

If the matters concerned fall under those which require disclosure, the Company shall publicly disclose the opinions of the independent directors. If the independent directors cannot reach a consensus, the Company shall publicly disclose the opinions of each of the independent directors.

Article 25	Independent directors shall attend meetings of Board of Directors as scheduled, have an understanding of the production, marketing and operation of the Company, take initiative to conduct investigation and obtain the necessary information for making decision. Independent directors shall present their reports to the shareholders’ general meeting and explain how they performed their duties.

Article 26	Independent directors owe the duty of fiduciary and diligence to the Company and its shareholders. They shall perform their duties in accordance with the relevant laws and regulations and the Articles of Association, and shall protect the interests of the Company and in particular prevent encroachment of the rights and interests of minority shareholders.

15

Article 27	Independent directors shall perform their duties independently and shall not be influenced by the major shareholders, actual controllers or other interested entities and individuals.

Article 28	The independent directors shall only assume the position as an independent director for up to 5 listed companies and shall ensure that they have sufficient time and ability in effectively discharging their duties.

Article 29	The independent directors and individuals who propose to be independent directors of the Company shall comply with the requirements of the China Securities Regulatory Commission and attend the trainings organized by the China Securities Regulatory Commission and its delegated institutions;

Article 30	Procedures for nomination, election and replacement of independent directors:

(1)	The Board of Directors, the supervisory committee, and shareholder(s) who alone or jointly with other persons hold(s) more than 1% of the issued shares of the Company shall have the right to nominate candidates as independent directors, and the nominated candidates shall become independent directors by election at the shareholders’ general meeting.

(2)	The nominator shall seek consent from the proposed candidate for the nomination before making nomination. The nominator shall have adequate knowledge of the profession, education, job title and detailed work experience of the nominee as well as status of all his part-time jobs. The nominator shall also comment on the qualification and independence of the nominee as an independent director. The nominee shall make a public statement disclaiming any relationship between him and the Company that will affect his independent judgment.

16

Before the shareholders’ general meeting for the election of independent directors, the Company’s Board of Directors shall announce the above information in accordance with the relevant provisions.

(3)	Before convening the shareholders’ general meeting for the election of independent directors, the Company shall submit the written opinion of the Board and the relevant materials of all the nominees to the China Securities Regulatory Commission and its local office as well as the stock exchange at which the Company’s shares are listed. Dissenting opinions of the Board with regard to the nominees shall also be submitted. Nominees for independent directors objected by China Securities Regulatory Commission may be candidates of the directors for Company but not as candidates of independent directors for the Company. At the shareholders’ general meeting for the election of independent directors, the Board of Directors shall make clear whether the nominees for independent directors are objected to by China Securities Regulatory Commission.

(4)	The terms of office of the independent directors are the same as those of other directors. Successive terms are allowed upon expiration of the term, but may not be extended to more than six years.

(5)	An independent director who fails to attend in person two consecutive Board meetings shall be replaced upon the proposal of the Board to the shareholders’ general meeting.

17

An independent director shall not be dismissed without cause before the expiration of his term, unless the above condition or any of the conditions specifying the disqualification of a director under the Company Law has occurred. When an independent director is dismissed, the Company shall disclose the dismissal as a special disclosable matter. The independent director may make a public statement if he thinks that such a dismissal is without justification.

(6)	Independent directors may resign before the expiration of their terms. A resigning independent director shall submit written resignation to the Board of Directors. The written resignation shall contain explanations on matters related to his resignation or any other matters which in his opinion, should be brought to the notice of the shareholders and creditors of the Company.

If the resignation of an independent director results in the number of independent shareholders or the number of directors constituting the Board of Directors to fall below the quorum or the number required under the Articles of Association, the written resignation of such directors shall become effective only when the vacancy arising from his resignation has been filled by a new independent director. The Board of Directors shall convene a shareholders’ general meeting to re-elect an independent director within two months. If no shareholders’ general meeting is convened within two months, the independent director may cease performing his duty.

Article 31	To ensure that independent directors will be able to perform their duties effectively, the Company shall provide the following work protections to the independent directors:

18

(1)	The Company shall ensure that independent directors have the same right of access to information as other directors. With regard to matters that require Board decision, the Company must serve notice on the independent directors in advance within the prescribed time, and provide sufficient materials. If the independent directors take the view that the materials are insufficient, they may request for supplementary information. When two or more independent directors take the view that the materials are insufficient or are inadequately explained, they may jointly propose to the Board in writing for postponement of the Board meeting or for postponement of determination of the matters concerned. Such proposal shall be adopted by the Board.

Materials provided by the Company to independent directors shall be kept by the Company and the independent directors concerned for at least five years.

(2)	The Company shall actively provide necessary working conditions to independent directors for the performance of their duties, such as briefing them on the status of the Company and providing them with the relevant materials. The secretary to the Board shall promptly handle the disclosure matters with the stock exchange in connection with any independent opinions, proposals or written explanatory statements made or given by the independent directors which shall be disclosed.

(3)	The Company and its relevant personnel shall actively cooperate with the independent directors when the latter perform their duties, and shall provide factual information to the independent directors and shall not refuse to do so, or prevent the independent directors from access to information or withhold any information, or interfere with the independent directors when they are discharging their duties.

(4)	The expenses incurred as a result of the engagement by the independent directors of professional institutions for the performance of their duties shall be borne by the Company.

19

(5)	The Company shall pay appropriate allowances to the independent directors. The rate of such allowances shall be proposed by the Board and approved by the shareholders’ general meeting, and shall also be disclosed in the Company’s annual report.

Apart from the above allowance, independent directors shall not take any extra and undisclosed interests from the Company or from its major shareholders, interested parties and other persons.

(6)	The Company shall establish the liability insurance system for the independent directors to mitigate the risks associated with the duties duly performed by the independent directors.

Article 32	The Board of Directors and its remuneration and assessment committee of the Company are responsible for assessing the performance of independent directors. The assessment shall consist of the self-evaluation and peer evaluation of the independent directors.

Article 33	The provisions of these Procedural Rules in relation to the directors shall be applicable to the independent directors. In case of any inconsistencies, the Articles under this Chapter shall prevail.

Chapter 4 Composition and Duties of the Board of Directors

Article 34	The Company shall establish a Board of Directors which is the core decision-making body in charge of the operation and management of the Company’s assets. The Board of Directors shall be accountable to the shareholders.

Article 35	The Board of Directors shall comprise seven to eleven members, one of whom shall be the Chairman and one shall be the vice Chairmen. The Chairman and the vice Chairmen shall be elected with the approval of more than half of all the directors.

20

The members of the Board of Directors shall possess required knowledge, skills and qualities necessary for discharging duties. The Board of Directors shall have a reasonable and professional structure.

Article 36	The Board of Directors shall exercise the following powers:

(1)	To be responsible for the convening of the shareholders’ general meeting and to report on its work to the shareholders’ general meeting;

(2)	To implement the resolutions of the shareholders’ general meeting;

(3)	To decide on the Company’s business plans and any investment project which involves less than 50% of the Company’s latest audited net assets, including the entering into major contracts of loans, trust, commission, donation, contracting and lease agreements, and investment, etc.

(4)	To decide on the following acquisitions and disposals of assets of the Company:

1.	The aggregate amount or value of the consideration for the proposed disposition, and the amount or value of the consideration for any such disposition of any fixed assets of the Company that has been completed in the period of four months immediately preceding the proposed disposition exceeding 33% of the value of the Company’s fixed assets as shown in the Company’s latest audited accounts;

2.	The total amount of the assets to be purchased or sold according to the latest audited financial report, evaluation report or verification report (including debts and expenses) is below 50% of the Company’s latest audited net assets;

21

3.	The absolute value of the net profit or loss of the asset to be purchased (according to the audited financial report of the previous year) is below 50% of the absolute value of the Company’s audited net profit or loss in the preceding year;

4.	The absolute value of the net profit or loss of the asset to be sold or the absolute value of the profit or loss of the transaction is below 50% of the absolute value of the listed Company’s audited net profit or loss in the preceding year;

(5)	To undertake risk investments the amount of which shall be less than 10% of the Company’s latest audited net assets (as shown in the Company’s latest audited accounts). Investment in such undertaking shall follow stringent procedures of examination and decision making. Major investment projects exceeding the aforesaid amount shall be examined by relevant specialists and then submitted to the shareholders’ general meeting for approval.

The above risk investments are those which involve areas the Company has never ventured into in the past, and are outside the Company’s scope of normal business, or those which the Board of Directors considers as highly risky and without certainty, including but not limited to investment on shares, futures or foreign exchange transactions, etc.

(6)	To cancel less than 10% of the Company’s latest audited net assets (as shown in the Company’s latest audited accounts). When the assets to be cancelled are more than 10% of the Company’s net assets, the Board of Directors should submit the proposal to the shareholders’ general meetings for approval;

22

(7)	To formulate the Company’s annual preliminary and final budgets;

(8)	To formulate the Company’s profit distribution plan and plan for making up losses;

(9)	To determine matters relating to external security in accordance with the laws, administrative regulations, listing rules of the stock exchange at the place where the Company is listed and requirements of the Articles of Association; an external security which is required to be approved by the shareholders’ general meeting shall be submitted to the shareholders’ general meeting for examination after being approved for examination;

(10)	To formulate proposals for increase or decrease in the registered capital and the issue of debentures or other securities of the Company as well as listing of such securities of the Company;

(11)	To draw up plans for substantial acquisitions, repurchase of the Company's shares or merger, division or dissolution of the Company;

(12)	To decide on the establishment of the Company’s internal management structure;

(13)	To appoint or remove the general manager and the Secretary to the Board based on the nomination by the Chairman of the Board and to determine their remuneration; to appoint or remove the deputy general manager, Chief Financial Officer, Chief Economist, Chief Engineer, Chief Pilot and other senior management of the Company based on the nomination by the general manager and to determine their remuneration;

(14)	To establish the Company’s basic management system as follows:

23

1.	asset management system and the supervision system;

2.	labor employment system, wages and compensation system, welfare system, reward system and the supplementary social security system;

3.	financial accounting system;

4.	other important systems that should he established by the Board of Directors.

(15)	To formulate proposals for amendments to the Articles of Association;

(16)	To manage information disclosure of the Company;

(17)	To propose to the shareholders’ general meeting for the engagement or change of accounting firm of the Company;

(18)	To receive the work report and to check the work of the General Manager of the Company (if the General Manager is also a director, such director shall abstain from exercising his rights as director when the Board examines his work as General Manager);

(19)	To formulate the standard of remuneration and allowance package of the directors;

(20)	To formulate the standard of allowance for the independent directors;

(21)	To establish and implement sound and effective internal control systems of the Company;

(22)	To exercise any other powers conferred by the laws, regulations and the Articles of Association or the shareholders’ general meeting.

The Board of Directors shall exercise its powers by holding Board meetings and passing resolutions for implementation.

24

Article 37	The Board of Directors shall comply with the relevant national laws and regulations, the Articles of Association and resolutions of shareholders’ general meetings in performing their duties, and accept the supervision of the supervisory committee at their own initiatives. Matters which required the approval from relevant national authorities shall be implemented subject to such approval.

Article 38	The exercise of functions and powers by the Board of Directors shall be integrated with the performance of the Party Committee as the core leader and political role. Prior to making decisions on material issues of the Company, the Board shall first seek advice from the Party Committee of the Company.

Article 39	When the Board of Directors votes on matters relating to connected transactions, in the event that the number of voting directors is less than half of the total number of directors after unrelated directors abstained from voting, all directors (including unrelated directors) shall vote on the procedures for the connected transactions to be submitted to the shareholders’ general meeting for approval, and the relevant resolutions relating to such transactions shall be approved at the shareholders’ general meeting, and an announcement stating the opinions of independent directors shall be made separately.

Article 40	The Board of Directors shall explain to the shareholders’ general meeting regarding the non-standard auditors’ advice given by the certified public accountant in relation to the report of the Company.

Article 41	The Company may set up several special committees, including general committee, strategy and investment committee, audit and risk management committee, nomination committee, remuneration and assessment committees and aviation safety committee. Members of special committees shall all be directors. In the audit and risk management committee, the nomination committee and the remuneration and assessment committee, the majority of members shall compose of independent directors who shall be responsible for convening the committee meetings. In the audit and risk management committee, at least one independent director shall be an accounting professional. The Board of Directors may make adjustments to the above-mentioned committees or establish other special committees in accordance with the needs of the Company.

25

(1)	The major terms of reference of the general committee are: (i) to consider and make decisions on Company's major transactions, major investments and major matters related to the daily operation activities as authorised by the Board of Directors; (ii) to supervise and inspect on the execution status of the decision-making matters of the Board of Directors.

(2)	The major terms of reference of the strategy and investment committee are to study the long-term development strategies and major investment decisions of the Company and make recommendations to the Board of Directors.

(3)	The major terms of reference of the audit and risk management committee are: (i) to make recommendations to the Board of Directors on the appointment and removal of the external audit firms; (ii) to examine the Company’s internal audit system and its implementation; (iii) to ensure co-ordination between the internal and external auditors; (iv) to review and monitor the Company’s financial information and its disclosure; (v) to review the Company’s internal control and risk management system.

26

(4)	The major terms of reference of the nomination committee are: (i) to research and make recommendations to the Board of Directors on the criteria and procedures for selection of directors and senior administrative officer(s); (ii) to extensively look for individuals suitably qualified to be Board members and senior administrative officer(s); (iii) to review and make recommendations to the Board of Directors on the candidates of directors and senior administrative officer(s).

(5)	The major terms of reference of the remuneration and assessment committee are: (i) to research the evaluation criteria of directors and senior administrative officer(s) and make recommendations to the Board of Directors; (ii) to study and review the remuneration policies and plans for all directors and senior administrative officer(s).

(6)	The major terms of reference of the aviation safety committee are: (i) to supervise management over the Company's aviation safety management; (ii) to conduct research, examine and put forward suggestions to the Company's safety work plan and major issues related to safety work and supervise the implementation.

Article 42	The special committees may engage intermediaries for professional advice, and the expenses incurred shall be borne by the Company.

Article 43	The special committees are accountable to the Board of Directors, and the proposals made by each of the special committees shall be submitted to the Board of Directors for examination and decision.

Article 44	Within the requirements of laws, administrative regulations, the listing rules of the stock exchange where the Company is listed and the Articles of Association, and in order to improve the Company’s decision-making efficiency, the Board of Directors shall give authorization to the general committee, the chairman of the Board of Directors or the general manager in accordance with the terms of reference.

27

Chapter 5 Chairman

Article 45	The position of Chairman is held by a director of the Company (excluding independent directors) and is the legal representative of the Company.

The Chairman and the Vice-Chairman are elected or dismissed by the Board with simple majority of all Directors. Each term of the Chairman and the Vice-Chairman is 3 years and they can be re-elected.

The Chairman shall abide by the requirements on the Directors of the Company in Chapter 2 of these Rules.

Article 46	The specific procedure of the Chairman election: The candidate shall be nominated by a Director or several Directors jointly. After the discussion in Board meetings, the candidate is elected by all Directors with a simple majority.

The specific procedure of the Chairman dismissal: The motion of dismissing the Chairman shall be raised by a director or several directors jointly and passed for discussion in the Board meeting. The dismissal shall be passed with a simple majority of all directors.

Except for the abovementioned, any Directors shall not bypass the Board of Directors to raise any proposals of nomination or dismissal of Chairman to other organizations and departments.

Article 47	Eligibility of the Chairman:

(1)	with rich knowledge in market economics, accurate analysis and judgment of domestic and international macroeconomic conditions and market development trends, the ability to control the overall situation, strong decision-making ability and willingness to take responsibility;

28

(2)	manage with a democratic style with a broad mind and strong cohesion;

(3)	strong co-ordination, good at co-coordinating the Board of Directors, operation team and the labour union;

(4)	with good work experience in the field of corporate management or economics, familiar with the industry and have understanding of the production and operation of various industries, with a good grasp of relevant national policy, laws and regulations;

(5)	serve with honesty and diligence and act in an uncorrupted, fair and proper manner;

(6)	young and vigorous, with a strong sense of mission and responsibility and enterpreneuring spirit and is able to create a new situation at work.

Article 48	The positions of the Chairman and the General Manager of the Company shall not be held by the same person in principle.

Article 49	The Chairman exercises the following authority:

(1)	hold the shareholders’ general meetings and convene and hold the Board meetings; ;

(2)	urge and inspect on the implementation of the Board resolutions;

(3)	exercise the authority partially according to the Board’s authorization;

(4)	sign the Company’s shares, bonds and other marketable securities;

(5)	sign important documents and other documents that should be signed by the Company’s legal representative including the following but not limited to:

1.	Approve the use of the Fund of Board of Directors;

29

2.	Sign the appointment and dismissal documents of senior management members such as the General Manager, Deputy General Manager, the Secretary to the Board of Directors, Chief Financial Officer, and directors according to the decision of the Board of Directors;

3.	Sign the appointment and dismissal documents of the personal in charge of the subordinating non-legal entity branch organization according to the decision of the Board of Directors,

(6)	exercise the authority of legal representative, signing the Authorization of Legal Entity for the General Manager and other personnel of the Company according to operational needs;

(7)	exercise discretion on business of the Company in compliance with legal requirements and in the Company’s interest in force majeure emergency such as large-scale natural disasters and report to the Board of Directors and shareholders’ general meeting;

(8)	other authorities authorized by the Board of Directors and as stipulated in the Articles of Association.

Article 50	The Vice-Chairman of the Company assists the work of the Chairman. When the Chairman cannot or does not perform his/her duty for any reasons, the Vice-Chairman shall be designated to be the acting Chairman. When the Vice-Chairman cannot or does not perform his/her duty, a director shall be elected to perform the duty of the Chairman by a simple majority of directors.

Chapter 6 Secretary to the Board of Directors

Article 51	The Company Secretary Bureau is established under the Board of Directors and its person in charge is the Secretary to the Board of Directors. The Secretary to the Board of Directors is senior management personnel of the Company and is responsible to the Board of Directors. The Secretary to the Board of Directors is nominated by the Chairman and dismissed by the Board of Directors.

30

Article 52	Eligibility of the Secretary to the Board of Directors:

(1)	qualifications of professional training in university or above, work experience in finance or audit, business administration or law for 3 years or above, having taken training in and passed the exam of Secretary to the Board of Directors organized by China Securities Regulatory Commission and other organizations;

(2)	with certain knowledge in areas such as finance, taxation, law, monetary, corporate management and computer application, good personal qualities and work ethics, strict compliance with relevant laws, regulations and rules and the ability to perform his/her duty faithfully;

(3)	Company directors or other senior management personnel (except for the General Manager, Chief Financial Officer and Supervisors) can hold the position of the Secretary to the Board of Directors concurrently;

(4)	the requirement of Article 3 of these rules on not holding the position of director of the Company shall apply to the Secretary to the Board of Directors;

(5)	accountants of the accounting firm or lawyers of law firms engaged by the Company cannot hold the position of the Secretary to the Board of Directors concurrently.

If an act is required by directors and the Secretary to the Board of Directors separately, the party holding the positions of director and the Secretary to the Board of Directors at the same time cannot act in dual capacity.

31

Article 53	The Secretary to the Board of Directors is nominated by the Chairman and is engaged or dismissed by the Board of Directors.

The Company shall enter into confidential agreement with the Secretary to the Board of Directors upon appointment, requiring him/her to undertake to continue to fulfill the duty of confidentiality once resigned until the relevant information is disclosed.

Article 54	The principal duties of the Secretary to the Board of Directors include:

(1)	prepare and submit reports and documents and other documents which relevant government departments and stock exchange require the Board of Directors and the shareholders’ general meeting to issue;

(2)	co-ordinate and handle the daily business of the Board of Directors and work assigned by the Chairman;

(3)	manage the matters of equity securities of the Company;

(4)	arrange Board meetings, shareholders’ general meetings and other meetings organized by the Board of Directors according to the statutory procedure, draft documents such as reports, resolution, summary and notice of the Board of Directors and shareholders’ general meetings, maintain the minutes, documents and record of meetings;

(5)	be in charge of the matters of disclosure of the Company’s information and ensure the disclosure of the Company’s information is timely, accurate, truthful and complete;

(6)	ensure parties entitled to the relevant records and documents of the Company can have access to the relevant documents and records in a timely manner;

(7)	cause directors, supervisors and senior management of the Company to understand their responsibility and the relevant laws, regulations, rules and policy and relevant requirements of the Company’s Articles of Association which they should abide by;

32

(8)	assist the Board of Directors to exercise authority in accordance with relevant laws, regulations and the relevant requirements of the Articles of Association, raise objection when the Board’s resolution is in breach of the relevant requirements of laws, regulations, stock exchange and the Company’s Articles of Association to avoid incurring loss to the Company and investors;

(9)	provide legal assistance, consultation and advice on decision-making for important decisions of the Board of Directors;

(10)	organize local and overseas promotional activities of the Company;

(11)	handle related matters among the Company and directors, securities administration department, stock exchange, intermediary agencies and investors;

(12)	co-ordinate related matters between the Company and investors;

(13)	keep the information of the register of members, register of directors, shareholding information of major shareholders and directors and the seal of the Board of Directors;

(14)	other matters authorized by the Board of Directors;

(15)	other duties required by stock exchange and securities administration department.

Article 55	The Secretary to the Board of Directors shall comply with the Articles of Association of the Company, bear the relevant legal responsibility of the Company’s senior management personnel, be obliged to serve the Company with honesty and diligence and shall not gain benefits for third parties with the authority of the position.

33

Article 56	The Secretary to the Board of Directors shall be engaged officially within 3 months of the resignation of the predecessor. When engaging a new Secretary to the Board of Directors, a representative of securities matters of the Board of Directors shall be appointed to perform the duty on behalf of the Secretary to the Board of Directors when he/she cannot perform such duty. The representative of securities matters shall be nominated by the Secretary to the Board of Directors and appointed by the Chairman. The representative of securities matters shall possess the qualifications of a Secretary to the Board of Directors.

Article 57	The Company shall file the contact information of the Secretary to the Board of Directors with the stock exchange, including office phone number, home phone number, mobile phone number, fax, postal address and designated email address.

The Secretary to the Board of Directors shall ensure the stock exchange can keep in contact with him/her at any time.

Article 58	The Company’s Board of Directors shall dismiss the Secretary to the Board of Directors with sufficient reasons. The Company’s Board of Directors shall report to the stock exchange the Company is listed detailing the reasons and make announcement when the Secretary to the Board of Directors is dismissed or resigns.

Article 59	Before resignation, the Secretary to the Board of Directors shall be subject to exit review by the Board of Directors and the supervisory committee, handing over relevant files and items being handled or to be handled under the supervision of the Company’s supervisory committee.

34

Chapter 7 Procedures for Convening Board Meetings

Article 60	Discussions between directors shall be in the form of Board meeting. Board meeting shall be convened and presided by the Chairman (or a director authorized by the Chairman). Where the Chairman is unable to perform his duties, he may designate a Vice Chairman to convene and preside the Board meeting on his behalf; where the Chairman fails to exercise his duties without reasons and has not designated a specific personnel to exercise duties on his behalf, the majority of the directors may jointly elect one director to convene the meeting.

Article 61	Meetings of the Board of Directors include regular meetings and extraordinary meetings. Regular meetings of the Board of Directors shall be held four times every year, and two of which shall be held on the date of release of the Company's annual report for the previous year and the release of the Company's interim report for the current year to discuss and examine the relevant reports.

Article 62	Before issuing the notice of regular Board meeting, tthe Company Secretary Bureau shall sufficiently seek the opinion of all directors. The preliminary agenda shall be formed and passed to the Chairman for drafting.

Before drafting the agenda, the Chairman shall seek the opinion of General Manager and other senior management members according to needs.

Article 63	The Chairman of the Board of Directors shall convene an extraordinary Board meeting within ten days when it is:

(1)	considered by the Chairman that it is necessary;

(2)	proposed by one-third or more of the directors;

(3)	proposed by more than half of the independent directors;

(4)	proposed by shareholders representing more than one tenth of voting rights;

(5)	proposed by the supervisory committee;

(6)	proposed by the General Manager;

35

(7)	requested to be convened by the securities regulatory body;

(8)	otherwise provided by the Articles of Association.

Article 64	When convening a special Board meeting in accordance with Article 63 of the Rules, a written proposal signed (sealed) by the proposer shall be submitted through the Company Secretary Bureau or directly to the Chairman of the Board of Directors. The written proposal shall contain the following:

(1)	name of the proposer(s);

(2)	reasons for the proposal or objective grounds on which the proposal is based;

(3)	time or time limit, location and form of the proposed meeting;

(4)	the definite and specific proposals;

(5)	contact information of the proposer and date of the proposal.

The proposal shall have its content within the scope of powers of the Board under the terms of reference of the Articles of Association of the Company, and shall be submitted together with relevant materials.

The Company Secretary Bureau shall transfer the above written proposal and relevant materials to the Chairman on the date of receipt. Where the Chairman considers the content of the proposal as unclear, unspecific, or with insufficient related materials, he may ask the proposer to amend or supplement it.

The Chairman shall, within ten days upon receiving the proposal or requirement of the securities regulatory body, convene a Board meeting and preside over it.

Article 65	Board meeting shall be convened by the following ways and at the times as follows:

(1)	notice for convening a regular meetings of the Board of Directors shall be given to all members, via direct delivery, fax email or other methods where delivery can be confirmed, ten days before the date of the proposed meeting;

36

(2)	notice for convening an extraordinary Board meeting shall be given to all members, via direct delivery, fax, email or other methods where delivery can be confirmed, five days before the date of the proposed meeting.

(3)	The date of delivery of the notice of meeting sent by personal delivery is the date which the recipient signs (or stamps) on the receipt; the date of delivery of the notice sent by post is the fifth working day after the date of delivery to post office; the date of delivery of the notice sent by fax shall be the date shown in the fax machine report slip; the date of delivery of the notice sent by email is the date when the email reaches the recipient’s system.

(4)	In case of emergency and an extraordinary Board meeting is required to be convened as soon as possible, the notice of meeting can be given anytime by phone or otherwise orally yet the convener shall explain the case in the meeting.

(5)	Such notices shall be in Chinese, with English version when necessary.

Article 66	Notice of a Board meeting shall contain:

(1)	the date and venue of the meeting;

(2)	the method for which the meeting is held;

(3)	the matters to be discussed (the agendas);

(4)	the convener and the Chairman of the meeting, the person who proposes the special Board meeting and his/her written proposal;

(5)	the materials necessary for the directors to vote in the meeting;

37

(6)	the request for the personal attendance of the directors or the attendance through the appointment of an alternate director;

(7)	the contact person and the method of contact.

(8)	the date of the notice.

Oral notice of a meeting shall include at least the content of items (1) and (2) above and the description of an emergency requiring an extraordinary Board meeting to be convened as soon as possible.

Article 67	If the time, venue and other items of the meeting have to be changed or the agenda has to be added to, changed or cancelled after the written notice of a regular Board meeting has been sent, a written notice of change shall be issued 3 days before the scheduled date of meeting, detailing the situation and relevant content and materials of the new agenda. In case there are less than 3 days, the meeting shall be deferred correspondingly or convened as scheduled with unanimous approval of the participating directors.

If the time, venue and other items of the meeting have to be changed or the agenda has to be added to, changed or cancelled after the written notice of an extraordinary Board meeting has been sent, unanimous approval from all participating directors is required and relevant record shall be taken.

Article 68	The agenda of the Board meeting shall be sent to directors and relevant participating parties at the same time as the notice of meeting.

The Board of Directors shall provide sufficient information to the directors, including relevant background materials for issues in the meeting and information and data that assist directors to understand the progress of the Company’s business. When 2 or more independent directors deem that there is insufficient information or unclear arguments, they can jointly request the Board of Directors to defer the Board meeting or defer the consideration of that item in writing and the Board of Directors shall accept.

38

Article 69	Board meetings shall be attended by the directors in person. In the event that the directors cannot attend, they can appoint other directors as proxy in writing. Among which independent directors can only authorize other independent directors to attend the meeting.

The letter of authorization shall be signed or stamped by the appointing party and shall state the name of appointing party and proxy, a summary of the appointing party’s opinion on each agenda item, matters of appointment, the scope of authorization of the appointing party, voting directions and valid date for resolution and the date of appointment. The proxy director shall exercise the director’s authority within the scope of authorization.

The appointing party shall independently bear any legal responsibility for decisions made by his/her proxy within the scope of authorization.

A director appointing other directors to sign and give written approval of the regular reports on his/her behalf shall give specific authorization in the letter of appointment.

A director being appointed shall submit the written appointment to the Chairman of the meeting and explain such appointment in the attendance register of the meeting.

Article 70	The appointment and acceptance of appointment as proxy to attend Board meeting shall comply with the following principles:

(1)	When considering connected transactions, non-connected directors shall not authorize connected directors to attend and connected directors shall not accept the authorization of non-connected directors;

(2)	Independent directors shall not authorize non-independent directors to attend and non-independent directors shall not accept the authorization of independent directors;

39

(3)	Directors shall not appoint another director as proxy to attend the meeting with full authority without explaining their personal opinion and voting direction on the resolution. Relevant directors shall not accept proxy with full authorization and proxy with unclear authorization;

(4)	a director shall not accept the proxy from more than 2 directors and a director shall not appoint another director with appointment from 2 other directors as proxy.

Article 71	If a director does not attend the Board meeting without appointing other directors as proxy, he/she would be considered as giving up the right to vote in that meeting.

If a director does not attend 2 consecutive Board meetings without appointing other directors as proxy, the Board of Directors is entitled to propose a replacement at the shareholders’ general meeting.

Article 72	The General Manager, supervisors and the Secretary to the Board of Directors shall attend the Board meeting. Non-director operation team members and personnel related to the topics being discussed shall attend the meeting as needed. Parties attending the meeting are entitled to express their opinion on relevant topics but are not entitled to vote.

Article 73	A Board meeting follows the principle of onsite convention. When necessary, a Board meeting may also be convened via video, phone, fax or e-mail voting with the consent of the convener (Chairman) and the proposer, provided that all the directors can fully express their opinions. A Board meeting may also be convened on site and in other forms simultaneously.

40

For a meeting not convened on site, the number of attending directors shall be calculated by video display of directors present, the directors who expressed opinions in teleconferencing, the valid votes actually received within the prescribed period, or written confirmation letters for attendance submitted by directors ex post facto.

Article 74	The Board’s motions shall be submitted according to the following procedures:

(1)	Proposing the motions: According to the powers of the Board, a motion shall be put forward by the Chairman, the supervisory committee, or the General Manager. They may also be put forward by a director or jointly by several directors;

(2)	Preparing the motions: The motion proposed by the Chairman, the supervisory committee or by the General Manager may be prepared by themselves or be handed over by the Secretary to relevant department. The motion proposed by one director or by several directors may be prepared by the director or directors proposing such motions, or be handed over by the Secretary upon approval by the Chairman to relevant department;

(3)	Submission of motions: After the motions are prepared, the Secretary to the Board of Directors shall collect comments and opinions among relevant persons. After elaboration, evaluation, modification by relevant parties and persons, a sufficiently sophisticated resolution will be submitted to the Board for deliberation;

(4)	Connected transactions the total consideration of which exceeds the relevant provisions of the existing Listing Rules and other supervisory regulations in places where the Company is listed shall be approved and signed by the independent directors before submission to the Board of Directors for deliberation as a proposed motion.

41

Chapter 8 Voting Procedure of Board Meetings

Article 75	Board meetings shall be held only if more than half of the directors are present. Where the requirement of the minimum number of participants fails to be met due to some relevant directors’ refusal or failure to attend the meeting, the Chairman and the Secretary to the Board shall report it to the regulatory department in a timely manner. The supervisors, the General Manager and the Secretary to the Board without a concurrent post of director shall attend the meeting of the Board. The meeting moderator, if he/she considers necessary, can inform other relevant personnel to attend the meeting.

Article 76	Board meeting implements collegial system. A resolution shall be voted after each director has fully expressed his/her opinions.

If prior approval of the independent directors is necessary for any proposal according to the related regulations, the meeting moderator shall appoint an independent director to read out the written approval agreed by the independent directors before discussion of the relevant proposal.

When any director hinders the normal proceeding of the meeting or affects other directors to speak, the meeting moderator shall promptly stop him/her.

Unless with the unanimous consent of all attending directors, the proposals not included in the meeting notice shall not be put to a vote in the Board meeting. The directors who are authorized by other directors to attend the meeting shall not vote on the proposals not included in the meeting notice on behalf other directors.

Article 77	The directors should independently and prudently give their opinions upon carefully reading the relevant meeting materials and fully understanding the situations.

42

The directors are allowed to learn the information necessary for the decision-making from the Company Secretary Bureau, the meeting convener, the General Manager and other senior management staff, various special committees, accounting firms and law firms and other relevant personnel and organizations before the meeting, or to suggest the moderator to invite the above-mentioned persons and the representatives of the above-mentioned organizations to attend the meeting to explain the situations.

Article 78	Directors participating in a Board meeting shall vote for or against the Board resolutions by casting a written and open ballot. Each of the resolutions shall be voted for or against and each director shall have one vote. The participating directors may either vote for or against a resolution. The Chairman of the meeting shall require directors who have not made a selection or select more than two options to re-select. Those who refuse to select or those who leave during the meeting shall be deemed to be abstained from voting. Resolution to be made by the Board of Directors shall be passed by one half or more of all directors present at the meeting except that Clauses 3, 4, 5, 6, 9, 10, 11 and 15 under Article 36 shall be subject to written consent by two thirds or more of all directors present at the meeting.

Article 79	A special Board meeting may proceed and reach a resolution by means of fax, with the resolution to be signed by the voting directors, provided that all the directors can fully express their opinions.

The completed and approved minutes shall be signed by the Chairman and the attending directors (including the proxies) and the Secretary to the Board. A complete copy of the minutes shall be sent to every director as soon as possible.

43

Article 80	Where a director (or his associate) is interested in any resolution proposed at a Board meeting, such director shall abstain from voting and shall not have the right to vote. Such director shall not be counted in the quorum of the relevant meeting. Such director also shall not vote on behalf of other directors. Board meetings may be convened by more than half of the un-related director. Resolutions of Board meetings shall be passed by more than half of the un-related directors.

Article 81	When the Board considers relevant related transactions, related director(s) shall implement avoidance system and abstain from voting. In the event that the number of voting directors is less than three after related directors abstain from voting, all directors (including related directors) shall vote on the procedures for the connected transactions to be submitted to the shareholders’ general meeting for approval, and the relevant resolutions relating to such transactions shall be approved at the shareholders’ general meeting, while an announcement stating the opinions of independent directors shall be made separately.

Directors under the following circumstances are related directors:

(1)	individual director who enters into a connected transaction with the listed company;

(2)	individual director who holds a position or has controlling interests in a related company which enters into a connected transaction with the listed company;

(3)	a director who shall abstain from voting under the laws, regulations, the listing rules and the Articles of Association.

Article 82	After the voting of the directors present at the meeting, the Securities Representative and relevant personnel of the Company Secretary Bureau shall timely collect the directors’ votes, and pass them to the Secretary to the Board for calculation under the supervision of one supervisor or independent director.

44

If the meeting is convened on site, the moderator of the meeting shall announce the voting results forthwith. In other cases, the moderator of the meeting shall require the Secretary to the Board to notify the directors of the voting results before the next business day after the close of the specified voting time.

If the directors vote after announcement of the voting results by the moderator of the meeting or after close of the specified voting time, their votes shall be disregarded.

Article 83	The Board shall act strictly in accordance with the authorization of the shareholders’ general meeting and the Articles of Association and shall not form a resolution which exceeds those powers.

Article 84	Where a resolution on the distribution of profits is necessary to be made in the Board meeting, the draft proposal on distribution to be submitted to the Board for deliberation can be first noticed to the certified public accountant, who shall issue the audit report draft accordingly as requested (all financial data other than those relevant to the distribution shall have been determined). The Board, after the distribution resolution is made, shall ask the certified public accountant to issue the formal audit report and then make resolutions on other relevant issues of the regular reports accordingly.

Article 85	Where any proposal is not adopted, the proposals with the same contents shall not be deliberated in the Board meeting within one month provided that no significant change is found in the relevant conditions and factors.

45

Article 86	An important resolution under deliberation of the Board which objectively allows suspension of deliberation can be redeliberated when more than half of the participating directors or more than two independent directors propose redeliberation as they believe that they cannot make a judgment on the relevant matters because the proposal is not clear or specific enough, or because of other reasons such as inadequate meeting materials. Where a decision cannot be made on a resolution after redeliberation, the meeting moderator shall ask for suspension of voting on such topic in the meeting. The directors who propose to suspend voting shall provide explicit prerequisites for the proposal to be resubmitted for deliberation.

When the Chairman, one third of the directors, the supervisory committee or the General Manager proposes for deliberation of a resolution which was voted on, the Board shall conduct redeliberation on such resolution, subject to the limit of two times.

Article 87	The Board shall solicit the opinions of the trade union and staff of the Company before discussing and making decision on issues related to the vital interests of staff, such as on wages, housing, welfare, labor and insurance.

The Board shall solicit the opinions and suggestions of the trade union and staff of the Company before studying and making decision on significant issues related to production and operation, and formulation of important rules and regulations.

Article 88	The Board meeting moderator may make decision on Board meeting adjournment and adjournment arrangements according to the actual situations.

Article 89	A director shall not quit halfway during deliberation unless with the consent of the meeting moderator. Otherwise, he/she will be deemed to have given up such director’s right.

Article 90	Detailed minutes shall be taken for the topics and contents of the meetings by the Secretary to the Board or his/her authorized representative and signed by the attending directors, the Secretary to the Board and the person taking the minutes. Directors attending the meeting shall have the right to request to record in the minutes details of the speech made by them at the meeting. The meeting minutes shall, as the Company files, be kept by the Secretary to the Board as an important reference for specifying the responsibilities of directors in future.

46

Article 91	If necessary, the whole process of the Board meeting convened on site or through video, telephone or any other means can be recorded.

Article 92	The minutes of a Board meeting shall contain:

(1)	the date, venue, format of the meeting and the name of the moderator;

(2)	issuance and receipt of the meeting notices;

(3)	names of participating directors and attendance conditions of the authorized directors (proxies);

(4)	the agenda of meeting;

(5)	main points of the speech of the directors;

(6)	voting form and result (result of resolution shall specify the number of votes in favor of, against and abstained from voting) of each resolution;

(7)	other business considered necessary to be recorded by the attending directors.

Article 93	In addition to the meeting minutes, the Secretary to the Board may also arrange the staff of tthe Company Secretary Bureau to work out a clear and concise meeting summary as well as making a separate resolution record based on the voting results and the resolutions so formed.

Article 94	The participating directors shall sign the meeting minutes and resolution record for confirmation on behalf of themselves and the directors who authorize them to attend, and be responsible for the resolution(s) of the Board meeting. Any director who has different views on the meeting minutes or the resolution record can make a written explanation when signing the minutes; when necessary, he/she shall report it to the regulatory authorities timely; he/she can also make a public statement.

47

Where the resolution of the Board violates the laws, administrative regulations or the Articles of Association, and causes severe loss to the Company, the directors participating in such resolution shall be liable for compensation to the Company; however, if there is evidence recorded in the meeting minutes showing that the director has objected to such resolution, such director shall be exempted for such compensation.

Article 95	If a director neither signs for confirmation in accordance with Article 94 of these Rules, nor make any written explanation or report to the regulatory authorities or make a public announcement regarding his/her different views, he/she shall be deemed to fully agree with the content of the meeting minutes and resolution record.

Chapter 9 Announcement and Implementation of the Resolution of Board Meeting

Article 96	The Secretary to the Board shall file the resolution and meeting summary of the Board with the stock exchange of the place where the Company is listed within 2 working days after the meeting has closed.

Article 97	A Board resolution involving issues which need to be voted on in a shareholders’ general meeting and the requirements of the stock exchange of the place where the Company is listed shall be announced by the Secretary to the Board; other matters shall also be announced as considered necessary by the stock exchange of the place where the Company is listed.

48

The information of Board meeting as required by the stock exchange of the place where the Company is listed shall be provided by the Secretary to the Board within a prescribed period in accordance to the requirement.

Article 98	The Chairman shall urge relevant personnel to implement the resolutions of the Board, inspect on their implementation and report the progress of implementing the resolutions so formed in the following Board meetings.

Chapter 10 Documentation for Board Meeting

Article 99	The Board of Directors shall maintain at the Company meeting materials including notices of the past shareholders’general meetings and Board meetings and supervisory committee meetings, minutes, summaries, resolutions, audit reports and register of members for inspection. Such documents shall be kept for 10 years.

Article 100	The Secretary to the Board of Directors shall be responsible for drafting the Management Approach of Board Document and effectively manage Board documents according to such regulations.

Chapter 11 Other Procedures of the Board of Directors

Section 1 Decision-making Procedure of the Board of Directors

Article 101	Matters concerning proposal to convene a shareholders’ general meeting:

(1)	annual general meeting shall be proposed by the Chairman and extraordinary general meeting shall be proposed by the statutory entitled party;

(2)	the Company Secretary Bureau, Financial Department and relevant departments of the Company shall prepare the materials;

(3)	the Chairman and the General Manager shall review the materials;

49

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached;

(7)	the Secretary to the Board of Directors shall make announcement according to the resolution of the Board of Directors.

Article 102	Matters concerning the passing of the annual financial report of the Company:

(1)	The Chairman shall make proposal;

(2)	the General Manager shall instruct the Chief Financial Officer and Financial Department to prepare relevant materials;

(3)	the General Manager shall review the report;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the report;

(6)	a resolution of the Board shall be reached and submitted for consideration in the shareholders’ general meeting.

Article 103	Matters concerning the passing of the interim financial report of the Company:

(1)	The Chairman shall make proposal;

(2)	the General Manager shall instruct the Chief Financial Officer and Financial Department to prepare relevant materials;

(3)	the General Manager shall review the report;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the report;

(6)	a resolution of the Board shall be reached.

Article 104	Matters concerning drawing up plans for substantial acquisition and disposal of the Company:

(1)	A proposal shall be made by the statutory entitled party;

50

(2)	the Chairman or the General Manager shall instruct relevant departments of the Company to prepare the materials;

(3)	the Chairperson and the General Manager shall review the materials;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached, in accordance with laws, administrative regulations, the listing rules of the stock exchange where the Company is listed and the Articles of Association, the substantial acquisition and disposal approved by the Company at a shareholders' general meeting shall submit to the shareholders’ general meeting.

Article 105	Matters concerning decisions on operational plans of the Company:

(1)	The Chairman shall make proposal;

(2)	the General Manager shall instruct relevant departments of the Company to organize the materials and formulate a draft proposal;

(3)	the General Manager shall examine and submit the proposal to the Board of Directors;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached.

Article 106	Matters concerning the investment plan of the Company:

(1)	The Chairman shall make proposal;

(2)	the General Manager shall instruct relevant departments of the Company to organize the materials and formulate a draft proposal;

51

(3)	the General Manager shall examine and submit the plan to the Board of Directors;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached.

Article 107	To consider connected transactions:

(1)	The Chairman shall make proposal;

(2)	the General Manager shall instruct relevant departments of the Company to organize the materials and formulate a draft proposal;

(3)	the General Manager shall examine and submit the proposal to the Board of Directors;

(4)	the Secretary to the Board of Directors shall arrange relevant departments of the Company to report to the independent non-executive directors regarding the transaction;

(5)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(6)	the Board of Directors shall discuss on the proposal;

(7)	a resolution of the Board shall be reached, in accordance with laws, administrative regulations, the listing rules of the stock exchange where the Company is listed and the Articles of Association, the external guarantee which should be approved by the shareholders' general meeting shall be submitted to the shareholders’ general meeting for examination;

(8)	the Company Secretary Bureau shall inform the relevant departments.

Article 108	Matters concerning the establishment of the Company’s management structure:

(1)	The Chairman shall make proposal;

52

(2)	the personnel department of the Company shall organize the materials and formulate a draft proposal;

(3)	the General Manager shall examine and submit the proposal to the Board of Directors;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached;

(7)	the Company Secretary Bureau shall inform the personnel department of the Company.

Article 109	Matters concerning the formulation of the Company’s annual preliminary and final financial budgets:

(1)	The Chairperson shall propose;

(2)	the General Manager shall instruct relevant departments of the Company to organize the materials and formulate a plan;

(3)	the General Manager shall examine and submit the plan to the Board of Directors;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss;

(6)	a resolution of the Board shall be reached and submitted for consideration in the shareholders’ meeting.

Article 110	Matters concerning the formulation of the Company’s profit distribution plan and plan for making up losses;

(1)	The Chairman shall make proposal;

(2)	the General Manager shall instruct relevant departments of the Company to organize the materials and formulate a draft proposal;

(3)	the General Manager shall examine and submit the draft proposal to the Board of Directors;

53

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached and submitted for consideration in the shareholders’ meeting.

Article 111	To consider external guarantee:

(1)	The statutory entitled party shall make proposal;

(2)	the Company Secretary Bureau and relevant departments of the Company shall prepare the materials;

(3)	the Chairman and the General Manager shall review the materials;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached, in accordance with laws, administrative regulations, the listing rules of the stock exchange where the Company is listed and the Articles of Association, the external guarantee which should be approved by the shareholders' general meeting shall be submitted to the shareholders’ general meeting for examination;

(7)	the Company Secretary Bureau shall inform the relevant departments.

Article 112	Matters concerning the formulations of plans to issue shares and bonds of the Company:

(1)	A proposal shall be made by the statutory entitled party;

(2)	the Company Secretary Bureau and relevant departments of the Company shall prepare the materials;

54

(3)	the Chairman and the General Manager shall review the materials;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss;

(6)	a resolution of the Board shall be reached and submitted for consideration in the shareholders’ general meeting.

Article 113	Matters concerning the formulation of plans to increase or reduce the Company’s registered capital:

(1)	A proposal shall be made by the statutory entitled party;

(2)	the Company Secretary Bureau and relevant departments of the Company shall prepare the materials;

(3)	the Chairman and the General Manager shall review the materials;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached and submitted for consideration in the shareholders’ general meeting.

Article 114	Matters concerning drawing up plans for the Company’s merger, division or dissolution:

(1)	The statutory entitled party shall make proposal;

(2)	the Company Secretary Bureau and relevant departments of the Company shall prepare the materials;

(3)	the Chairman and the General Manager shall review the materials;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the eproposal;

(6)	a resolution of the Board shall be reached and submitted for consideration in the shareholders’ general meeting.

55

Article 115	Matters concerning amendment to the Company’s Articles of Association:

(1)	The statutory entitled party shall make proposal;

(2)	the Company Secretary Bureau and relevant departments of the Company shall prepare the materials;

(3)	the Chairman and the General Manager shall review the materials;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached and submitted for consideration in the shareholders’ general meeting.

Article 116	To propose to the shareholders’ general meeting for the engagement or change of auditor:

(1)	The statutory entitled party shall make proposal;

(2)	Financial department shall prepare the materials;

(3)	the Chairman and the General Manager shall review the materials;

(4)	the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss make proposal;

(6)	a resolution of the Board shall be reached and submitted for consideration in the shareholders’ general meeting.

Article 117	Matters concerning the election of Chairman and vice-chairman:

(1)	The statutory entitled party shall make proposal;

(2)	the Secretary to the Board of Directors shall prepare the materials and make arrangements for meeting-related matters;

(3)	election of the Board of Directors shall be conducted;

(4)	a resolution of the Board shall be reached;

56

(5)	the Company Secretary Bureau shall draft the document and send it in the name of the Company.

Article 118	Appointment or dismissal of the Company’s General Manager and decision on remuneration and rewards and punishments:

(1)	the Chairman shall make make proposal;

(2)	the Office of the Secretary to the Board of Directors and the personnel department of the Company shall prepare the materials about the nominees;

(3)	the Chairman shall review the materials;

(4)	the Secretary to the Board of Directors shall prepare the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached;

(7)	the Company Secretary Bureau shall draft the document and send it in the name of the Company.

Article 119	Other important matters in the operation of the Company:

(1)	the General Manager or Directors shall propose;

(2)	the General Manager shall instruct relevant departments of the Company to prepare the materials;

(3)	the General Manager shall examine the materials;

(4)	the Secretary to the Board of Directors shall prepare the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss make proposal;

(6)	a resolution of the Board shall be reached;

(7)	the Company Secretary Bureau shall inform relevant departments.

Article 120	Matters concerning the Company’s assigned external directors obtaining authorization from the Board of Directors for the resolution of items regarding matters mentioned above in this section in their position in the Board of Directors and shareholders (especially items in Articles 102 to 115):

57

(1)	The assigned external director shall report the resolution to be approved to the General Manager;

(2)	the General Manager shall instruct relevant departments of the Company to prepare the materials;

(3)	the General Manager shall examine the materials;

(4)	the Secretary to the Board of Directors shall prepare the materials and make arrangements for meeting-related matters;

(5)	the Board of Directors shall discuss on the proposal;

(6)	a resolution of the Board shall be reached;

(7)	the Company Secretary Bureau shall inform the assigned external director and relevant departments.

Section 2 Inspection Procedures of the Board of Directors

Article 121	In the process of implementing the resolution of the Board of Directors, the Chairman (or relevant departments and personnel commissioned) can conduct follow-up inspection on the implementation of the resolution. If any non-compliance with items of resolution is found in the inspection, the General Manager can be required and urged to immediately rectify. A Board meeting can also be convened upon further proposal to discuss and decide on corresponding punishment.

Chapter 12 Fund of Board of Directors

Article 122	The Board of the Directors of the Company establishes a fund of Board of Directors with the consent from the shareholders’ general meeting. The Secretary to the Board is responsible for formulating specific fund projects which will be reported to and approved by the Chairman, to be incorporated in the current year’s financial budget and accounted as management fees.

58

Article 123	Purposes of the Fund of Board of Directors:

(1)	for holding Board meetings;

(2)	expenses of various activities organized in the name of the Board of Directors and Chairman;

(3)	rewards for Directors and relevant personnel with outstanding contribution;

(4)	special expenses of the Board and the Chairman;

(5)	other expenses agreed by the Board.

Article 124	The fund of Board of Directors is specifically managed by the financial department of the Company. Its various expenses shall be approved by the Chairman or personnel authorized by the Chairman.

Chapter 13 Supplementary Provisions

Article 125	In these Rules, “over” includes the number that follows while “above” and “below” do not include the number that follows.

Article 126	Matters not yet resolved in these Rules will be implemented according to relevant laws and regulations of the nation and the relevant requirements of the Articles of Association.

Article 127	When these Rules are in conflict with laws and regulations such as “The Company Law of the People’s Republic of China”, “The Securities Law of the People’s Republic of China” and “Rules Governing the Listing of Stocks on Shanghai Stock Exchange” and the Company’s Articles of Association, they shall be implemented according to the laws and regulations above and shall be amended promptly.

Article 128	Amendments of these Rules are to be proposed by the Board of Directors and submitted to the shareholders’ general meeting for consideration.

59

Article 129	The Board of Directors of the Company is responsible for explaining these Rules.

Article 130	These Rules are attached to the Company’s Articles of Association and will be implemented from the date of passing in the shareholders’ general meeting.

60